

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Rina Paniry
Chief Financial Officer
STARWOOD PROPERTY TRUST, INC.
591 West Putnam Avenue
Greenwich, Connecticut 06830

>   **Re: STARWOOD PROPERTY TRUST, INC.**
>   **Form 10-K for the year ended December 31, 2021**
>   **Filed February 25, 2022**
>   **File No. 001-34436**

Dear Rina Paniry:

We have reviewed your October 18, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2022 letter.

Form 10-K for the year ended December 31, 2021

Non-GAAP Financial Measures, page 76

1. We note your response to comment 1 and that the presentation of Distributable Earnings (DE) is intended to eliminate differences between DE and taxable income. Please provide a comparison of DE to taxable income for the years ended December 2020 and 2021 and a comparison of DE to estimated taxable income for the period ended September 30, 2022. To the extent historical and estimated taxable income differs from DE please explain to us the material differences.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael McTiernan